9-1-02

947462

02030022

THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4.

FORM 6-K

RECD S.E.C.
APR 2 2002
080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2002

SANTA ISABEL INC.
(Translation of registrant's name into English)

PROCESSED
APR 15 2002
THOMSON
FINANCIAL

AVENIDA APOQUINDO 3600, 7TH FLOOR
SANTIAGO, CHILE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

NY3:#7289229

Attached to this report you will find the table for the next Santa Isabel Ordinary Shareholder's meeting to be held on April 25th, 2002 at Av. Apoquindo 3600, 7th floor, Santiago, Chile.

APOQUINDO 3600
LAS CONDES - SANTIAGO - CHILE
FONO : (56 - 02) 200 4000
FAX : (56 - 02) 200 4040

TABLE OF ORDINARY SHAREHOLDERS MEETING

According to the Deposit Agreement, following you will find the issues to be considered in the next Ordinary Shareholders' Meeting to be held on April 25th at Av. Apoquindo 3600, 7th Floor, Santiago, Chile.

Issues to be proposed at the Ordinary Shareholders' Meeting:

1. Annual Report, Balance Sheet, Financial Statements and External Auditor's Reports corresponding to the fiscal year 2001;
2. Profits and Dividend's Policy;
3. To determine the External Auditors for the fiscal year 2002;
4. To determine the Board of Director's fees and the Director's Committee for the fiscal year 2002;
5. To determine the Newspaper in order to publish the legal terms in accordance with the regulations and by-laws applicable to the company;
6. Report to the Board of Directors including the operations of the company according to article 44, Law N° 18.046 applicable to the Stock Companies; and
7. In general, any other matter of interest to the company which is not part of an Extraordinary Shareholder's Meeting.

Alvaro G. Frances
Santa Isabel S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTA ISABEL S.A.

By /s/ ALVARO G. FRANCES
Alvaro G. Frances
Chief Executive Officer